Exhibit 99.1

Cellect Biotechnology Ltd Provides Corporate Update and Reports First Quarter 2017 Financial Results

Tel Aviv, Israel May 29, 2017 – Cellect Biotechnology Ltd. (NASDAQ: “APOP”, TASE: “APOP”), a developer of innovative technology which enables the functional selection of stem cells, today provided a corporate update and announced financial results for the first quarter ended March 31st, 2017.

“We are very pleased with our accomplishments in the first quarter of 2017,” said Dr. Shai Yarkoni, Chief Executive Officer. “During the first quarter, we announced the treatment of the first blood cancer patient in the recently initiated Phase I/II trial of the Company’s stem cell technology ApoGraft™; received a formal notice of allowance on a key method of treatment patent (Application No. 13/811,374) from the United States Patent & Trademark Office; announced positive final results from the non-interventional clinical trial of ApoGraft™ in healthy donors (104 donor test base); announced that Michael Berelowitz MD., former head, Clinical Development and Medical Affairs, Pfizer Specialty Care Business Unit, joined Cellect’s board of directors; announced that Dr. Corey Cutler, Senior Physician at the world-renowned U.S. Dana Farber Cancer Institute and an Associate Professor of Medicine at Harvard Medical School, is joining the Company’s Scientific and Medical Advisory Board; announced that the Company intends to voluntarily delist Cellect from the Tel Aviv Stock Exchange (TASE) in accordance with section 350 of the Israeli Company Law; and, announced the Successful First Cancer Patient Stem Cell Transplant”.

We believe that 2017 will be a transformative year for Cellect Biotechnology as we move from showing great promise to delivering results. So far, we started treating patients and preparing for entrance into US clinical trials. We have received further support for our IP domain and we strengthened our team with the addition of key opinion leaders on the clinical and corporate front. We believe that we have significantly increased awareness of our technology and company and laid the foundations to the next layer of business development.

Recent Corporate Highlights:

•	Received Notice of Intention to Grant from European Patent Office for patent-protecting Company’s technology in multiple indications.
•	Received green light from FDA for ApoGraft IND submission in the US.

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First Quarter 2017 Financial Results:

•	Research and development (R&D) expenses for the first quarter of 2017 were $0.77 million, compared to $0.69 million in the fourth quarter of 2016 and $0.50 million in the first quarter of 2016. The slight increase in the first quarter of 2017 as compared to the fourth quarter of 2016 was primarily due to an increase in share-based compensation and payroll related expenses. Without the share-based compensation, the expenses in the first quarter of 2017 were $0.69, compared to $0.68 in the fourth quarter of 2016.
•	General and administrative (G&A) expenses for the first quarter of 2017 were $0.70 million, compared to $0.47 million in the fourth quarter of 2016 and $0.53 million in the first quarter of 2016. The increase in the first quarter of 2017 as compared to the fourth quarter of 2016 was primarily due to an increase in share-based compensation. Without the share-based compensation, the expenses in the first quarter of 2017 were $0.55, compared to $0.60 in the fourth quarter of 2016.
•	Finance expenses for the first quarter of 2017 were $1.95 million, compared to finance income of $0.37 million in the fourth quarter of 2016. The increase was primarily due to $1.86 million of expenses related to fair value of the tradable warrants granted in connection with our U.S. IPO.
•	Net loss for the first quarter of 2017 was $3.4 million, or $0.037 per share, compared to $0.79 million, or $0.007 per share, in the fourth quarter of 2016, and $1.0 million, or $0.013 per share, in the first quarter of 2016.

Balance Sheet Highlights:

•	Cash and cash equivalents, marketable securities and short-term deposits totaled $7.1 million as of March 31, 2017, compared to $8.5 million on December 31, 2016, and $4.1 million on March 31, 2016. The decrease from to December 31, 2016, was primarily due to expenses incurred in connection with the beginning of the clinical trial and ongoing activities of the company.
•	Tradable warrants exercisable into ADSs totaled $2.4 million as of March 31, 2017, and represented, according to the international financial reporting standards (IFRS), the fair value of the tradable warrants granted in the U.S. IPO which closed on August 3, 2016.
•	Shareholders’ equity totaled $4.8 million as of March 31, 2017, compared to $7.8 million on December 31, 2016, and $4.1 million on March 31, 2016.

* For the convenience of the reader, the amounts above have been translated from NIS into U.S. dollars, at the representative rate of exchange on March 31, 2017 (U.S. $1 = NIS 3.632).

About Cellect Biotechnology Ltd.

Cellect Biotechnology’s securities are traded on both the NASDAQ and Tel Aviv Stock Exchange (NASDAQ: “APOP”, “APOPW”, TASE: “APOP”). The Company is developing an innovative technology which enables the functional selection of stem cells based on their sensitivity to apoptosis. This functional-based selection is a breakthrough technology in the ability to isolate stem cells from any given tissue, and may improve a variety of stem cells applications.

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The Company’s first planned product line is expected to include unique containers for cell selection in an apoptosis-inducing microenvironment. Cellect’s first planned commercial product candidate is a medical kit designed for the cancer treatment bone marrow transplantations market, as well as other markets which require cell selection. The Company plans that in the future its technology will be integrated in many production procedures of stem cell-based products.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss our anticipated performance in 2017, the anticipated Phase I/II clinical trial in leukemia patients, the expected characteristics of our first product line, our beliefs about the future integration of our technology into the production procedures of stem cell-based products and the potential of our technology and its proposed uses. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 f filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

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Cellect Biotechnology Ltd

Consolidated Statement of Operations

	Convenience translation Three months ended March 31,	Three months ended March 31,
	2017	2017	2016
	Unaudited	Unaudited	Unaudited
	U.S. Dollars	NIS
	(In thousands, except share and per share data)

Research and development expenses	777	2,822	1,831

General and administrative expenses	702	2,549	1,930

Operating loss	1,479	5,371	3,761

Financial expenses due to warrants exercisable into shares	1,865	6,773	-

Other financial expenses (income), net	84	307	28

Total comprehensive loss	3,428	12,451	3,789

Loss per share:

Basic and diluted loss per share	0.037	0.137	0.049

Weighted average number of shares outstanding used to compute basic and diluted loss per share	91,145,370	91,145,370	76,743,707

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Cellect Biotechnology Ltd

Consolidated Balance Sheet Data

	Convenience translation ended March 31,	March 31,	December 31,
	2017	2017	2016
	Unaudited	Unaudited	Audited
	U.S. Dollars	NIS
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,561	5,670	6,279
Short term deposits	4,951	17,981	19,660
Marketable securities	600	2,182	4,997
Accounts receivable	415	1,505	1,461

	7,527	27,338	32,397
NON-CURRENT ASSETS:
Restricted cash	39	140	140
Property, plant and equipment, net	372	1,352	1,373

	411	1,492	1,513

	7,938	28,830	33,910
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	350	1,270	1,401
Other accounts payable	365	1,324	2,084
	715	2,594	3,485
NON-CURRENT LIABILITIES:
Traded Warrants to ADS	2,398	8,711	1,938

EQUITY:
Ordinary shares of no par value: Authorized: 500,000,000 shares at December 31, 2016, March 31, 2016 and 2017; Issued and outstanding: 107,583,485*) at December 31, 2016, and 108,083,485*) at March 31, 2017 and 81,733,325*) at March 31, 2016.	-	-	-
Share premium	18,895	68,628	67,414
Share-based payments	1,788	6,493	6,217
Treasury shares	(2,595)	(9,425)	(9,425)
Accumulated deficit	(13,263)	(48,171)	(35,719)

	4,825	17,525	28,487

	7,938	28,830	33,910

*)	Net of 2,686,693 treasury shares of the Company held by the Company.

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Cellect Biotechnology Ltd

Consolidated Cash Flow Data

	Convenience translation Three months ended March 31,	Three months ended March 31,
	2017	2017	2016
	Unaudited	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands)
Cash flows from operating activities:
Net loss	(3,428)	(12,451)	(3,789)

Adjustments to reconcile net loss to net cash used in operating activities:
Financial expenses, net	92	333	20
Loss (gain) from revaluation of financial assets presented at fair value through profit and loss	48	176	(1)
Depreciation	25	90	77
Changes in fair value of warrants liability exercisable into shares	1,865	6,773	-
Share-based payment	233	847	877
Decrease (increase) in accounts receivable	(12)	(44)	(469)
Increase (decrease) in accounts payable	(246)	(892)	(62)

Net cash used in operating activities	(1,423)	(5,168)	(3,347)

Cash flows from investing activities:
Short term deposits	416	1,510	-
Sale (purchase) of marketable securities measured at fair value through profit and loss	773	2,808	1,681
Purchase of property, plant and equipment	(19)	(69)	(1,047)

Net cash provided by investing activities	1,170	4,249	634

Cash flows from financing activities:
Exercise of stock options	177	643	-
Issue of share capital, net of issue costs	-	-	7,535

Net cash provided by financing activities	177	643	7,535
Exchange differences on balances of cash and cash equivalents	(92)	(333)	(20)
Increase (decrease) in cash and cash equivalents	(168)	(609)	4,802
Balance of cash and cash equivalents at the beginning of the period	1,729	6,279	3,913
Balance of cash and cash equivalents at the end of the period	1,561	5,670	8,715

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